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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2003

                                -----------------


                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                      4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)


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             [Indicate by check mark whether the registrant files or
          will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F   X   Form 40-F
                                   -----           -----



  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes       No   X
                                   -----    -----


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 20, 2003

                                   MITSUBISHI TOKYO FINANCIAL GROUP, INC.



                                   By:    /s/  Atsushi Inamura
                                          --------------------------------------
                                      Name:  Atsushi Inamura
                                      Title: Chief Manager, General Affairs
                                             Corporate Administration Division

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                                          Mitsubishi Tokyo Financial Group, Inc.

Notice concerning adjustment of the conversion price of Class 2 Preferred Shares


Tokyo, March 20, 2003---Mitsubishi Tokyo Financial Group, Inc. (MTFG; President:
Shigemitsu Miki) announces that, pursuant to the terms and conditions of Class 2 Preferred Shares provided in the Articles of Incorporation, the initial conversion price as well as the Conversion Ceiling Price and the Conversion Floor Price of the Class 2 Preferred Shares will be adjusted as stated below.

1. Adjustment of the Initial Conversion Price

Type of shares                                       Class 2 Preferred Shares
Initial conversion price after adjustment            Japanese Yen 1,357,559.2-
Initial conversion price before adjustment           Japanese Yen 1,359,784.5-


2. Adjustment of the Conversion Ceiling Price

Type of shares                                       Class 2 Preferred Shares
Conversion Ceiling Price after adjustment            Japanese Yen 1,357,559.2-
Conversion Ceiling Price before adjustment           Japanese Yen 1,359,784.5-


3. Adjustment of the Conversion Floor Price

Type of shares                                       Class 2 Preferred Shares
Conversion Floor Price after adjustment              Japanese Yen 696,898.5-
Conversion Floor Price before adjustment             Japanese Yen 698,040.9-


4: Effective Date

On and after March 27, 2003

For further information, please contact:
Kohei Tsushima, General Manager, Public Relations Office
Tel: 81-3-3240-8149